Exhibit (a)(12)

August 25, 2006

Dear Threshold Option Holder,

We are pleased to inform you that earlier today Threshold filed documents with the Securities and Exchange Commission allowing us to reprice certain outstanding options. This repricing will involve a tender offer in which we will exchange outstanding qualified options tendered to us before the end of the tender period for new options with a new exercise price and new vesting schedule. Participation in this tender offer is entirely voluntary.

Our HR group will be distributing information packets and other materials later today explaining the tender offer, how it works and what you can expect. You should review these materials very carefully because they relate to your rights and obligations under the tender offer. To participate in the tender offer, you will need to complete some paperwork, as described in the materials being distributed. Timing is critical, and if you wait too long you will be ineligible to receive replacement options. After reading these materials, if you still have any questions about the tender offer, you should call Michael Ostrach at (650) 474-8200. We also plan to have an informational meeting on Tuesday, August 29, at 10:00a.m., during which you can ask any questions about the tender offer.

Although we can give no guarantees or assurances, by giving eligible employees, consultants and directors of the Company an opportunity to receive options with an exercise price closer to the Company’s recent market price, we hope to provide you with a greater opportunity to benefit from any future successes of the Company.

Sincerely,

The Threshold Management Team